Corporate Resources Services, Inc.

160 Broadway

11th Floor

New York, New York 10038

Via EDGAR

Joseph M. Kempf
Senior Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:      Form 10-K for the Fiscal Year Ended September 30, 2009
Filed by Accountabilities, Inc. on December 28, 2009
File No. 000-30734

Dear Mr. Kempf:

This letter will confirm that, pursuant to your discussion on June 28, 2010 with our counsel, you have agreed to extend the time for Corporate Resources Services, Inc. (“CRS”) to respond to the comment letter, dated June 15, 2010, regarding the above-referenced Form 10-K, to July 13, 2010.  CRS will respond on or before the revised due date.

If you have any questions or concerns, feel free to call me at 646-443-2380.

Sincerely,

/s/ Jay H. Schecter__________
Jay H. Schecter

Chief Executive Officer